April 29, 2016

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:                                         Maryse Mills-Apenteng

Ivan Griswold

Craig Wilson

David Edgar

Re:                             Coupa Software Incorporated
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted March 28, 2016
CIK No. 0001385867

Ladies and Gentlemen:

On behalf of Coupa Software Incorporated (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 18, 2016 relating to the Company’s Draft Registration Statement No. 2 on Form S-1 submitted March 28, 2016 (the “Draft Registration Statement”).

On behalf of the Company, we are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (“Draft Registration Statement No. 3”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery four copies of this letter and marked copies of Draft Registration Statement No. 3 (against Draft Registration Statement No. 2).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, page references herein correspond to the pages of Draft Registration Statement No. 3, as applicable.

General

1.                                      We note your response to prior comment 1.  Please revise your disclosure in the summary to briefly clarify that savings rates are estimates based on industry data.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company has revised its disclosure on page 49 of Draft Registration Statement No. 3.

2.                                      You assert in response to prior comment 2 that you believe disclosure of the number of licensed users in prior periods is potentially misleading.  Disclosure regarding the trend in the number of licensed users appears to be information that would be material to investors.  Please tell us and disclose the number of licensed users for prior periods.  Consider including clarifying disclosure informing investors that the number of users does not necessarily correlate to your financial results.  In addition, it appears that you should provide risk factor disclosure addressing your statement that the number of licensed users can fluctuate significantly based on the acquisition or loss of one, or a small number of customers.

RESPONSE TO COMMENT 2:

In its response to prior comment 2, the Company respectfully advised the Staff that the number of licensed users as of the date of the prospectus was included to give investors a general indication of the significant number of users that are currently authorized to use the Company’s solutions, which helps create a robust ecosystem among buyers and suppliers using the Company’s solutions. The Company also advised the Staff that it believes it is potentially misleading to provide comparable information for prior periods as this may be used to generate certain metrics relating to the Company’s revenue per user, which is not a metric that the Company believes will be correlated to, or predictive of, its financial results.  Finally, the Company advised the Staff that it had considered whether to include the number of licensed users as a key metric but determined not to do so for the reasons discussed above.

The Company respectfully continues to believe that disclosure of the number of licensed users in prior periods is not necessary or material to investors.  The number of licensed users is included in the Draft Registration Statement merely for context, but it is not a key metric that the Company uses to actively manage its business.  As discussed orally with the Staff on April 25, 2016, the Company has not actively tracked the aggregate number of licensed users for prior periods.

One of the reasons that the Company does not actively track the number of licensed users or manage its business based on the number of licensed users is the Company’s pricing model.  As discussed in MD&A in the Draft Registration Statement, “our subscription fee includes access to our service, technical support and management of the hosting infrastructure.” This platform, or transactional engine, fee is included within the initial subscription fee for customers, regardless of the number of licensed users, and is calculated based on several factors relevant to a given customer.  The Company believes this is an additional reason why revenue per user is not necessarily correlated to, or predictive of, its financial results.

Because the Company does not believe that the number of licensed users is a key metric, nor uses the number of licensed users to manage or operate its business, it does not believe disclosure of licensed users for past periods is necessary or material to investors.  Accordingly, the Company does not believe that risk factor disclosure related to the number of licensed users is necessary.  The Company respectfully notes that it has addressed the loss of a significant customer, or customers, as a risk factor (see page 22 of Draft Registration Statement No. 3), which the Company believes is a more salient risk to its business.

3.                                      In your supplemental submission dated February 29, 2016, you provided us with a copy of the Gartner report that includes the company in the “Magic Quadrant.”  We also note that the report identifies certain challenges facing the company.  To the extent these challenges are material to your business, balance your disclosure pertaining to your inclusion in the Magic Quadrant by identifying the corresponding cautions referenced in the report.

RESPONSE TO COMMENT 3:

The Company respectfully believes that the challenges (or “cautions”) identified in the Gartner report, which report also includes various cautions for every other company featured therein, are not currently material to the Company’s business.  The Company has therefore determined that further disclosure in this regard is not necessary.  In support of this conclusion, we also supplementally advise the Staff of the following in regard to the cautions identified in the Gartner report with respect to the Company:

•                  The Draft Registration Statement already includes risk factors that specifically address the cautions relating to the Company’s growth (see page 19 and 25 of Draft Registration Statement No. 3) and the possibility of defects in the Company’s solutions (see page 25 of Draft Registration Statement No. 3).

•                  Since this Gartner report was first issued in March 2015, the Company has acquired and internally developed additional software solutions to significantly expand the overall functionality of its product suite. The Company also addresses the caution relating to third-party technologies and strategic relationships through risk factors already included in the Draft Registration Statement (see page 20 and 26 of Draft Registration Statement No. 3).

•                  The caution regarding the Company’s price model is primarily a sales issue that depends on the circumstances of the particular customer and its available budget.  As the report indicates, the Company can offer alternative pricing models in certain cases, if appropriate.

•                  The final caution relates to the Ariba trade secret litigation, which was fully and finally settled in September 2015, as disclosed in the Draft Registration Statement (see pages 27 and F-20 of Draft Registration Statement No. 3).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 48

4.                                      We note your response to prior comment 10.  In your next amendment, rather than referring to “a majority” of revenues, please provide the percentage of revenues derived from subscriptions of your procurement and invoicing modules.

RESPONSE TO COMMENT 4:

In response to the Staff’s comment, the Company has revised its disclosure to eliminate the reference to a “majority” of revenues on pages 24 and 51 of Draft Registration Statement No. 2. The Company respectfully provides the following additional information to the Staff regarding why it believes it would not be meaningful or relevant to the reader of the financial statements to understand revenue contributed by the specific modules.

The Company’s management does not evaluate its financial results based on revenue contribution from specific modules, nor does management review any module-by-module revenue reporting in making business decisions. Management does, at times, evaluate the frequency with which certain modules are sold in subscriptions, which is how management is aware that the procurement and invoicing modules are sold in the majority of subscriptions. However, this frequency is not evaluated from the perspective of the corresponding revenue amount. Since management does not use revenue at the specific-module level in making business decisions or evaluating results, we believe it would also not be meaningful or relevant to readers of our financial statements.

Additionally, when a module is sold to a customer, some component of the subscription fee charged to the customer relates to the underlying platform engine rather than just the module itself. The Company and its sales employees, however, do not separate the price related to the platform engine from the price related to the module in the price quote provided to the customer; only one collective price is presented for a module (or a group of modules if a bundle is being sold to the customer) and the platform engine. The engine component can vary depending on the size of the deployment and the stage of customer relationship at the time the subscription is being sold.  Management does not separate and review the revenue contribution of the engine versus the modules.  Rather, management evaluates revenue from an overall subscription perspective when making business decisions.

Results of Operations, page 56

5.                                      We note your response to prior comment 16 and your revised disclosures regarding “professional services and other.”  As previously requested, please tell us what consideration was given to including a discussion of total gross profit in MD&A.  In this regard, since you have elected to present gross profit in your consolidated statements of operations and comprehensive loss, a discussion of changes in gross profit in MD&A appears warranted.

RESPONSE TO COMMENT 5:

In response to the Staff’s comment, the Company has revised its disclosure on page 58 of Draft Registration Statement No. 3.

Years Ended January 31, 2015 and January 31, 2016

Revenues, page 57

6.                                      We note your response to prior comment 17 and your revised disclosure which continues to reference an increase in “average selling prices” without quantification of the increase.  Please further revise to disclose the average selling price for each period presented or provide other metrics that may help readers understand your revenue growth.  For example, consider disclosing the number of large customer contracts in effect for each period presented.  In this regard, we note from your response to prior comment 30 that you are able to identify a variation in pricing pattern between sales to larger customers and sales to smaller customers.  Consider revising to address the extent to which increases are attributable to increases in prices or to increases in the volume of services and products being sold or to the introduction of new products or services.  See Item 303(a)(3)(iii) of Regulation S-K.

RESPONSE TO COMMENT 6:

In response to the Staff’s comment, the Company has revised its disclosure on page 57 of Draft Registration Statement No. 3.

General and Administrative, page 59

7.                                      We note your assertion in response to prior comment 18 that a confidentiality clause between you and Ariba prohibits you from publicly disclosing the terms of the settlement, including the specific amount of the settlement.  Please note that a confidentiality clause does not allow you to avoid disclosures otherwise required pursuant to a provision of Regulation S-K.  Please revise your disclosure to provide this information or tell us why you believe that such information is not necessary to an understanding of your results of operations.  Refer to Item 303(a) of Regulation S-K.

RESPONSE TO COMMENT 7:

The Company respectfully believes that the most important information for investors to understand in this regard is litigation-related costs (which is composed of both attorneys’ fees and settlement costs), as this includes all the relevant costs for the litigation at issue.  Providing the lesser, settlement-only amount would not provide investors with additional understanding of the Company’s results of operations as that lesser amount is already included in the aggregate litigation-related cost amount disclosed. Accordingly, the Company has disclosed its aggregate litigation-related costs in the relevant periods rather than the specific amount of the one-time settlement payment.

Business

Our Customers, page 85

8.                                      Consistent with your response to prior comment 22, please revise your disclosure to provide the minimum amount of revenue generated by these customers during your last fiscal year.

RESPONSE TO COMMENT 8:

In response to the Staff’s comment, the Company has revised its disclosure on page 86 of Draft Registration Statement No. 3.

Certain Relationships and Related Party Transactions

Commercial Agreement, page 109

9.                                      Your revised disclosure indicates that one of your customers is an affiliate of certain of your stockholders that are affiliated with T. Rowe Price.  Revise your disclosure to state the name of this customer.  Refer to Item 404(a)(1) of Regulation S-K.

RESPONSE TO COMMENT 9:

In response to the Staff’s comment, the Company has revised its disclosure on page 109 of Draft Registration Statement No. 3.

Principal Stockholders, page 111

10.                               Please identify the natural person(s) that have voting or dispositive power over the shares held by ICONIQ.

RESPONSE TO COMMENT 10:

In response to the Staff’s comment, the Company has revised its disclosure on page 114 of Draft Registration Statement No. 3.

Consolidated Financial Statements

Note 12. Stock Option Plans, page F-25

11.                               Regarding your response to prior comment 31, we note that what you characterize as share-based payments were cash payments for shares that had already been awarded to the employees of Coupa.  Please explain to us why you believe these May and October 2015 cash payments by related parties were share-based payments in exchange for services rendered pursuant to ASC 718-10-15-4 or refer to other authoritative GAAP literature supporting your accounting.

RESPONSE TO COMMENT 11:

The Company respectfully advises the Staff that the stock-based compensation expense related to these May and October 2015 transactions was calculated as the amount paid by the third parties in excess of the then fair value of common stock in accordance with ASC 718-10-15-4 and ASC 718-20-35-7.

ASC 718-20-35-7 dictates the accounting if the Company were to repurchase equity awards from a current or former employee at an amount in excess of the fair value of that award and requires the excess to be recorded as additional compensation cost.  ASC 718-10-15-4 requires that share-based payments awarded to an employee by an economic interest holder in the Company should be recognized by the Company as a capital contribution from the economic interest holder and share-based compensation to the employee unless the transfer is to settle an obligation of the economic interest holder to the employee that is unrelated to employment by the entity.

The Company evaluated the accounting for the purchase transactions as follows:

A.                                    The Company facilitated this transaction by negotiating the price paid at the time of the Series G preferred stock round and allowed for the select current executives and former senior-level employees to sell their shares in these transactions.

B.                                    The stockholders/buyers are economic interest holders as they held an economic interest in the Company other than the common stock they acquired as a result of these purchase transactions.

C.                                    The price paid by the stockholders/buyers was in excess of the then fair value of the common stock and there was no determinable other purpose for the transactions to be at a price in excess of the fair value of common stock. As such, there is a presumption in ASC 718 that the excess is compensation for past services to the Company.

D.                                    Therefore, it was appropriate to record compensation for the excess of the purchase price over the fair value of the common shares sold by the current and former employees.

Although the selling stockholders (current and former employees) received cash in exchange for their shares, the Company described the compensation recorded as stock-based compensation as the accounting is dictated by ASC 718, given that it related to the purchase of shares previously received in exchange for services.

*********************************

Please contact the undersigned at (650) 463-5432 or rblake@gunder.com if you have any questions with respect to this response or Draft Registration Statement No. 3.

Very truly yours,

/s/ Richard C. Blake,
Richard C. Blake, Esq.

Enclosures

cc:                                Todd Ford

Jonathan Stueve

Coupa Software Incorporated

Daniel E. O’Connor

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Sarah K. Solum

Davis Polk & Wardwell LLP

Mark Fernandez

Ernst & Young LLP